February 26, 2016

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Notice of Disclosure Filed in the Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that PowerShares DB Multi-Sector Commodity Trust with respect to PowerShares DB Oil Fund (the “Trust”) has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the Securities Exchange Commission on February 26, 2016. The Trust made such disclosure based on information provided by Deutsche Bank AG, which is an affiliate of the predecessor managing owner of the Trust, Deutsche Bank Commodity Services LLC, and not because of any conduct by the current managing owner or the Trust.

PowerShares DB Multi-Sector Commodity Trust with respect to PowerShares DB Oil Fund

By:	Invesco PowerShares Capital Management LLC,
its Managing Owner

	By:	/s/ Andrew Schlossberg
	Name:	Andrew Schlossberg
	Title:	Principal Executive Officer

	By:	/s/ Steven Hill
	Name:	Steven Hill
	Title:	Principal Financial and Accounting Officer, Investment Pools